Exhibit 99.3

0

PROXY

FREESEAS INC.

PROXY FOR ANNUAL MEETING TO BE HELD ON DECEMBER 19, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints ION G. VAROUXAKIS and DIMITRIS FILIPPAS and each of them, with full power of substitution in each, as proxies for the undersigned, to represent the undersigned and to vote all the shares of Common Stock of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Annual Meeting of Stockholders (the “Meeting”) to be held on December 19, 2017 at the office of M. Dalakos - I. Fassolis - N. Theofanopoulos & Partners Law Firm, Sachtouri Street, 185 36 Piraeus, Greece, at 15:00 Greek time/8:00 am Eastern Standard Time or at any adjournments or postponements thereof.

Should the undersigned be present and elect to vote at the Meeting or at any adjournments or postponements thereof, and after notification to the Secretary of the Company at the Meeting of the stockholder’s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filing a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date.

(Continued and to be signed on the reverse side.)

1.1	14475

ANNUAL MEETING OF SHAREHOLDERS OF

FREESEAS INC.

December 19, 2017

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

  Please detach along perforated line and mail in the envelope provided.

10030300000030001000 3	121917

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR THE NOMINEE” IN PROPOSAL 1 AND “FOR” IN PROPOSALS 2-4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1. To elect one (1) director of the Company to serve until the 2020 Annual Meeting of Shareholders.

☐		NOMINEE:
	FOR THE NOMINEE	Ion G. Varouxakis

☐	WITHHOLD AUTHORITY FOR THE NOMINEE

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
2.	To consider and vote upon a proposal to ratify the appointment of Fruci & Associates II, PLLC, as our independent registered public accounting firm for the fiscal year ending December 31, 2017;	☐	☐	☐

3.

To grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock ratios within the range from 1-for-2 up to 1-for-20,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for- 20,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting; and

		☐	☐	☐

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.	☐	☐	☐

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES AND FOR THE PROPOSALS LISTED HEREIN.

If you plan to attend the Annual Meeting, please mark this box		☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.